UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of March 28, 2018

TENARIS, S.A.
(Translation of registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [ X ]  Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]  No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing that Tenaris files Annual Report 2017 and convenes Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENARIS, S.A.

Date: March 28, 2018	/s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Files Annual Report 2017 and Convenes Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders

LUXEMBOURG, March 28, 2018 (GLOBE NEWSWIRE) -- Tenaris S.A. (NYSE:TS) (BAE:TS) (BMV:TS) (MILAN:TEN) announces that it has filed today its annual report for the year ended December 31, 2017, with the Luxembourg Stock Exchange and has submitted such report to the other securities regulators of the markets where its securities are listed. Tenaris also published the convening notice to the Annual General Meeting of Shareholders that will be held on May 2, 2018, at 9:30 a.m. (Luxembourg time) at Tenaris’s registered office, located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, and to the Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders at the same location. The annual report and the convening notice (which includes the agenda for the meetings and the procedures for attending and/or voting at one or both  meetings) can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam. In addition, these documents, together with the total number of shares and voting rights as of the date of the convening notice, and the proxy materials for the meetings (which include the shareholder meeting brochure and proxy statement with reports on each item of the agendas for the meetings and draft resolutions proposed to be adopted at the meetings,  and the forms required for purposes of participating and/or voting at one or both meetings) as well as the text of the draft of the consolidated articles of association of the Company including the amendments to the articles as referred to in the agenda for the Extraordinary General Meeting, may be obtained free of charge from Tenaris’s website at www.tenaris.com/investors, or at the Company’s registered office in Luxembourg.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com